Exhibit 10.1

September 30, 2022

Raymond Vennare

179 West Hutchinson Avenue

Pittsburgh, PA 1528-1321

Dear Raymond:

On behalf of Predictive Oncology Inc. (the “Company”), I am very pleased to offer you the position of Chief Executive Officer of Predictive Oncology Inc. This letter establishes the terms of your employment with the Company if you accept this offer. You will continue to serve as a director of the Company.

If you accept this offer of employment, your effective start date will be November 1, 2022. Your salary will be at an annualized level of $525,000 payable in accordance with the Company’s standard payroll practice and subject to applicable withholding taxes. This amount is only subject to reduction in the event of an across-the-board reduction. Commencing November 1, 2022, you will not receive additional compensation for being Chairman or a member of the Board.

You will be eligible to receive an annual bonus ranging up to 50% of base salary, or at the Board’s discretion, a higher percentage based on your performance vs. annual MBO/Objectives. Your bonus for 2022 will be prorated for the portion of the year during which you are employed by the Company. The Compensation Committee will be the evaluator of your performance, will solicit input from you and various board members and will make the final decision on the bonus amount.

You will be entitled, during the term of your employment, to such vacation, medical and other employee benefits as the Company may offer from time to time to its senior executive officers, subject to applicable eligibility requirements. The Company reserves the right to make any modifications to this benefits package that it deems appropriate from time to time. In your position as Chief Executive Officer, you will receive five weeks of vacation.

Each year, you will be granted an equity incentive award, with the program to be structured to reward performance and result in officer retention. The Long-Term Incentive Plan (“LTIP”) award will each vest after three years subject to continued employment, with the amount that vests to be based on two or more measures of employment performance, including shareholder return (increase in common stock price and accomplishment of profit budgets).

Based on your performance, achievement of an increased common stock price and accomplishment of profit budgets (goals to be established at the time of grant) and continued employment over a 3-year period:

1.	You will be granted 300,000 restricted stock units (target) on January 1, 2023 (3-year vesting), or such later time as shareholder approval is obtained as described below.

2.	Each RSU award consists of three equal tranches, corresponding to the three years in the performance period. These RSUs will vest on January 1, 2026, with the level of vesting of each tranche based on (1) the level of achievement of performance goals for the corresponding fiscal year (see below) and (2) continued employment of the executive through January 1, 2026. For each tranche, the RSUs will vest at the 100% level for performance at the target level; 50% for performance at the threshold level (with no vesting below the threshold level); and 150% for maximum performance (in other words, for maximum performance on both performance components in a fiscal year, the payout for that year would be 150% of the number of RSUs in the corresponding tranche). The level of vesting for each component is prorated between the threshold level and the target level, and between the target level and the maximum level. To the extent vested, the awards will be paid out on or before March 15, 2026, following the determination of the Company’s earnings per share in 2025. To the extent vested, the awards will be paid out in shares of common stock.

3.	These award amounts may be adjusted from year-to-year so that the targeted values of LTIP awards represent the appropriate percentage of total compensation.

You would also be eligible for grants of stock options or other equity awards at the discretion of the Compensation Committee.

Any grants of equity awards, including those above, will be made from the Company’s Amended and Restated 2012 Stock Incentive Plan (the “2012 Plan’) or successor plans. There must be sufficient shares available under the plan reserve for any of these grants, meaning that some of these grants may be subject to obtaining shareholder approval of an increase to the plan reserve. There are currently only 1,004,599 shares available under the 2012 Plan, meaning that the grants of the awards described above may not be made until shareholder approval of an amendment to the 2012 Plan to increase the share reserve. If shareholder approval is necessary for the RSU awards described above and is not obtained during the calendar year in which an award is required to be made, the Company may pay a cash award of equivalent value.

If you accept our offer of employment, you will be an employee-at-will, meaning that either you or the Company may terminate our relationship at any time for any reason, with or without cause. If your employment is terminated without cause (to be defined in a written employment agreement (the “Employment Agreement”) to be entered into between you and the Company prior to the commencement of your employment, which will contain terms consistent with this offer letter and such other terms as are customarily included in the Company’s executive employment agreements), you will receive 12 months’ salary as severance.

If you accept employment with the Company, this offer letter, in conjunction with the Employment Agreement, will set forth the terms of your employment. This letter and the Employment Agreement will supersede any previous discussions or offers, no matter what their source. Any future modifications of or additions to the terms set forth in this letter or the Employment Agreement will be of no effect unless in writing and signed by you and an officer of the Company.

I hope that you will accept this offer and look forward to a productive and mutually beneficial working relationship. Please let me know if I can answer any questions for you about any of the matters outlined in this letter.

Sincerely,

/s/ Charles L. Nuzum

Charles L. Nuzum
On Behalf of the Compensation Committee

ACCEPTANCE

I accept employment with Predictive Oncology Inc. under the terms set forth in this letter:

/s/ Raymond F. Vennare
Signed:
Raymond F. Vennare
September 30, 2022